FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer
Pursuant to Rule 13a or 15d - 16 of
the Securities Exchange Act of 1934

For the three months ended March 31, 2004

Cableuropa, S.A.U.
(Registrant’s name)

333-10976
(Commission file number)

Edificio Belagua, calle Basauri 7-9, Urbanización La Florida 28023 Aravaca, Madrid, Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82     N/A

ONO GROUP
CABLEUROPA, S.A.U. AND SUBSIDIARIES

INDEX

PART I - FINANCIAL INFORMATION
ITEM 1.	FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2004
ITEM 2. MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Factors Affecting Our Business
Results of Operations for the Three Months Ended March 2004 and 2003 and December 2003.
Liquidity and Capital Resources
Quantitative and Qualitative Disclosure about Market Risk
Interest Rate Sensitivity
Foreign Exchange Rate Sensitivity
Recent developments
Effect of Inflation
New Accounting Standards
Forward-Looking Statements
PART II - OTHER INFORMATION
ITEM 1.	LEGAL PROCEEDINGS
ITEM 2.	CHANGES IN SECURITIES AND USE OF PROCEEDS
ITEM 3.	DEFAULTS UPON SENIOR SECURITIES
ITEM 4.	SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS
ITEM 5.	OTHER INFORMATION
ITEM 6.	EXHIBITS AND REPORTS ON FORM 8-K

PART I – FINANCIAL INFORMATION

ITEM 1.   FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(€ thousand)

(Unaudited)

	Note	At March 31, 2004	At December 31, 2003
ASSETS

Contributions due from shareholders		1,968	—

Current assets
Cash		1,006	1,315
Short-term investments, net	2	20,723	24,753
Accounts receivable, net	3	52,756	52,860
Other current assets		1,556	1,813

Total current assets		76,041	80,741

Fixed assets
Start-up costs, net	4	8,939	8,767
Intangible assets, net	5	119,595	121,443
Tangible assets, net	6	1,317,522	1,295,143
Financial assets	7	261,870	259,109

Goodwill on consolidation	8	223,195	226,543

Deferred expenses, net		56,796	59,084

Total assets		2,065,926	2,050,830

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short term debt	9	29,147	16,301
Accrued interest expenses	9	19,147	24,925
Accounts payable	10	207,392	220,972
Other current liabilities	11	52,821	51,502

Total current liabilities		308,507	313,700

Long term debt	9	985,505	950,887

Other long term liabilities	12	58,122	63,209

Commitments and contingencies	13	11,867	11,349

Shareholders’ loan	14	98,464	98,464
Participative loans	15	300,000	300,000

Minority interest		943	—

Shareholders’ equity
Common stock	16	484,663	484,663
Share premium		337,746	337,746
Accumulated deficit, beginning of period		(509,188)	(606,207)
Net (loss) / profit for the period		(10,703)	97,019

Total shareholders’ equity		302,518	313,221

Total liabilities and shareholders’ equity		2,065,926	2,050,830

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

(€ thousand)

(Unaudited)

		Three months ended
	Note	March 31, 2004	March 31, 2003
Revenues
Telephony		51,129	42,535
Television		24,603	18,485
Internet		20,262	13,061
Business and other services		8,881	5,412
		104,875	79,493

Operating expenses
Cost of services		31,041	24,626
Selling, general and administrative expenses		40,461	41,721
Less costs capitalized as property and equipment		(4,347)	(3,689)
Depreciation and amortization		24,067	25,637

Total operating expenses		91,222	88,295

Operating profit / (loss)		13,653	(8,802)

Amortization of goodwill		(3,348)	(3,348)
Net financial expense		(27,354)	(37,468)

Loss from ordinary activities		(17,049)	(49,618)

Extraordinary gain due to cancellation of the Notes	17	—	313,619
Other extraordinary items		1,912	43
Net extraordinary income / (expense)		1,912	313,662

(Loss) / profit before income taxes and minority interests		(15,137)	264,044

Income taxes credit / (charge)		2,752	(92,072)

(Loss) / profit before minority interests		(12,385)	171,972

Loss / (profit) attributed to minority interests		1,682	(1)

Net (loss) / profit for the period		(10,703)	171,971

The accompanying notes are an integral part of these condensed consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(€ thousand, except share data)

(Unaudited)

	Number of shares	Common stock	Share premium	Accumulated deficit	Net profit / (loss) for the period	Total

Balance, December 31, 2003	484,662,719	484,663	337,746	(606,207)	97,019	313,221

Transfer of 2003 net profit	—	—	—	97,019	(97,019)	—
Net loss for the three-months period	—	—	—	—	(10,703)	(10,703)
Balance, March 31, 2004	484,662,719	484,663	337,746	(509,188)	(10,703)	302,518

The accompanying notes are an integral part of these condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2004

(€ thousand, except otherwise indicated)

(Unaudited for figures at March 31, 2004)

1.                                     BASIS OF PRESENTATION

The primary activity of Cableuropa, S.A.U. and its consolidated subsidiaries (the Group), which operate under the ONO brand, is the development and operation of broadband cable television and telecommunications networks in Spain.

The accompanying condensed consolidated unaudited financial statements have been prepared in accordance with generally accepted accounting principles in Spain for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in Spain for complete financial statements, but in the opinion of management, they reflect all adjustments considered necessary (consisting of normal recurring items) for a fair presentation of the Group’s consolidated financial statements position and results of operations for the periods presented. These financial statements should be read in conjunction with the Group’s Form 20-F for the year ended December 31, 2003. Operating results for the three months ended March 31, 2004, are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

The accompanying unaudited condensed consolidated financial statements as of March 31, 2004 are prepared in accordance with generally accepted accounting principles in Spain (“Spanish GAAP”). The format has been modified to adapt it to the format used in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). A description of differences and a reconciliation of consolidated net profit/loss and shareholders’ equity from Spanish GAAP to U.S. GAAP is set forth in note 19.

Accounting policies

For a description of the accounting policies applied in the preparation of theses condensed consolidated financial statements see our annual report on Form 20-F for 2003 filed with the SEC on April 27, 2004.

Changes in useful lives

Following an analysis of the estimated useful lives of various groups of assets included under the caption Network and technical equipment, the remaining estimated useful lives of some of these assets have been modified in order to adapt them to the current market and technological situation. The main changes in useful lives are summarized below

	Useful life in years
	2004	2003

Main network infrastructure and related costs	20-25	35
Switching and power supply equipment	15-25	10-15

The impact of this change in the estimated useful lives of the assets was a reduction of euro 3.2 million in depreciation and amortization in the first quarter of 2004.

2.                                     SHORT-TERM INVESTMENTS, NET

	€ thousand
	March 31, 2004	December 31, 2003

Short term securities portfolio	2	2
Margin calls	19,556	19,556
Option	4,349	4,349
Other short term investments	3,367	7,397
Provisions	(6,551)	(6,551)

Short term investments, net	20,723	24,753

a)                                       Margin calls under swap agreements

According to the swap agreements subscribed, under certain circumstances the Group is committed to advance margin calls to its swap counterparties (see note 11). As of March 31, 2004 and December 31, 2003 the balance of margin calls made amount to euro 19.6 million.

b)                                       Option

In June 2003 the Group purchased a euro call / USD put option with the strike at USD 1.1729 per euro 1.00 on April 29, 2004 to cap the potential cash loss that the Group could face on maturity of the cross-currency swap agreements (see note 11). As of March 31, 2004 and December 31, 2003 the remaining portion of the option is euro 4.3 million, which has been fully provided for according to its market value as of those dates.

c)                                       Other short term investments

As of December 31, 2003 it mainly comprised short term cash deposits (euro 4.0 million) as guarantee of part of the state subsidies (see note 9). During the first quarter of 2004 these deposits have been cancelled.

3.                                     ACCOUNTS RECEIVABLE, NET

	€ thousand
	March 31, 2004	December 31, 2003

Receivables from related parties	841	841
Accounts receivable and other debtors	59,506	57,242
Tax receivables	25,267	25,228
Allowance for doubtful accounts	(32,858)	(30,451)

Accounts receivable, net	52,756	52,860

4.                                     START-UP COSTS, NET

	€ thousand
	March 31, 2004	December 31, 2003

Stock issuance costs, net	4,056	2,966
Leasehold improvements	4,883	5,801

Start-up costs, net	8,939	8,767

5.                                     INTANGIBLE ASSETS, NET

	€ thousand
	March 31, 2004	December 31, 2003

Goodwill (see note 8)	128,508	128,508
Franchise acquisition costs	12,136	12,128
Computer software	36,854	35,622
Finance leases	78	1,662
Other intangible fixed assets	880	880

Total cost	178,456	178,800

Accumulated amortization	(57,124)	(55,620)

Provisions	(1,737)	(1,737)

Intangible assets, net	119,595	121,443

6.                                     TANGIBLE ASSETS, NET

	€ thousand
	March 31, 2004	December 31, 2003

Network and technical equipment	1,482,586	1,437,796
Computer hardware	45,951	45,292
Other tangible fixed assets	15,863	15,886

Total operating tangible fixed assets	1,544,400	1,498,974

Payments on account and assets in course of construction	47,111	51,423

Total cost	1,591,511	1,550,397

Accumulated amortization	(228,213)	(208,877)

Provisions	(45,776)	(46,377)

Tangible assets, net	1,317,522	1,295,143

7.                                     FINANCIAL ASSETS

	€ thousand
	March 31, 2004	December 31, 2003

Tax credit net of tax liabilitiess	245,025	245,025
Tax credit from related parties	15,524	12,772
Other financial investments	1,321	1,312

Financial assets	261,870	259,109

8.                                     GOODWILL ON CONSOLIDATION

Goodwill on consolidation has principally arisen as a result of the Group’s corporate reorganizations. In these corporate reorganizations the parent company, Cableuropa, S.A.U., acquired additional shareholdings in its Spanish subsidiaries.

Goodwill included in the caption Intangible assets consists of transfers of goodwill on consolidation as a result of the merger among Cableuropa, S.A.U., as the acquiring company, and 16 wholly-owned subsidiaries in 2001, 2002 and 2003.

9.                                     SHORT AND LONG TERM DEBT

	€ thousand
Type of debt	Average interest rate during 2004	Maximum available as of March 31, 2004	Short term debt as of March 31, 2004	Long term debt as of March 31, 2004	Total debt	Accrued interest expenses

Debt with credit entities:

Senior bank facility	5,23%	750,000	—	545,000	545,000	4,769
VAT facilities	3,34%	8,500	8,267	—	8,267	9
La Caixa loan	3,00%	1,111	1,111	—	1,111	8
Leasing	3,78%	—	7	—	7	—
Other credit facilities	3,17%	35,100	19,073	—	19,073	1,098

Total debt with credit entities			28,458	545,000	573,458	5,884

Other debt:

Debt related to Notes issues			—	415,046	415,046	13,263
State subsidies			689	25,459	26,148	—

Total other debt			689	440,505	441,194	13,263

Total short and long term debt			29,147	985,505	1,014,652	19,147

a)                                       Senior bank facility

In 2001, the Group entered into a senior secured bank facility with a series of banks, to provide financing of up to euro 800 million for the network construction, capital expenditure and working capital requirements of the Group.

In February 2003, as part of the approval process for the partial cancellation of the Notes (see note 17), a number of amendments were made to the senior bank facility. The most important amendments were: the reduction in size of the senior bank facility from euro 800 million to euro 750 million, the reduction in maximum amounts available under the facility during 2003, amendments to financial covenants and the inclusion of a new covenant on capital expenditure.

The facility is structured in different tranches. As of March 31, 2004 the Group had drawn euro 545 million under the euro 750 million senior bank facility. The maturity date of the senior bank facility is December 31, 2008.

Interest/Fees

The senior bank facility bears interest at a floating rate determined by reference to EURIBOR plus a margin.

Arrangement and underwriting fees paid in 2001 were accounted for as Deferred expenses. A commitment fee on the undrawn amount is payable quarterly in arrears. Facility agent and security agent fees are also payable.

Guarantees

As security for the senior bank facility, the lenders thereunder have been granted a first-ranking security interest in:

•                  Shares of Cableuropa, S.A.U. owned by Grupo Corporativo ONO, S.A. (“GCO”), the Group’s sole shareholder, and Cableuropa’s shares in the rest of the borrowers; and

•                  Material assets of the borrowers to the extent that this can be granted, including material contracts, intra-group loans, bank accounts, insurance policies, and intellectual property.

The borrowers have jointly and severally guaranteed all amounts owed under the senior bank facility on a senior basis.

The senior bank facility also contains other financial and non-financial covenants which, among other things, establish conditions for the incurrence of additional indebtedness, assets sales, sale and leaseback arrangements, acquisitions, the making of loans and guarantees, prepayment of other indebtedness, investments, dividends, entry into material contracts, voluntary prepayment and mandatory prepayment in certain circumstances.

b)                                       Value added tax discounting facilities (“VAT facilities”)

In June 2003, the Group entered into a VAT discounting facility with a group of Spanish institutions in relation to the 2003 VAT refunds, similar to a previous facility signed in 2002. VAT refunds in Spain are received after the end of the year for which the VAT refund has been generated and paid. The VAT discounting facility allows the Group access to VAT refunds at an earlier time. The facility is secured by a pledge over the VAT receivables from the Spanish tax authorities and over the bank account to which those refunds are to be credited. Borrowings under the discounting facility are limited to the lower of 95% of the Group’s receivables from the Spanish tax authorities or euro 8.5 million. The facility is paid off upon receipt of the refund and bears interest at a floating rate determined by reference to EURIBOR plus a margin. As of March 31, 2004 the Group had borrowed euro 8.3 million under the facility.

c)                                       Other credit facilities

The Group has a series of short term credit lines, with different credit entities, which usually bear interest at EURIBOR plus a margin.

d)                                       Debt related to Notes issues

Debt related to Notes issues corresponds to the multi-borrower credit facilities between the Group and ONO Finance, PLC (the issuer) in relation to the Notes issued by the latter.

The principal activity of ONO Finance, PLC, established in the United Kingdom, is that of a finance company. ONO Finance, PLC’s business is the issuance of debt securities and the on-lending of the proceeds of such debt offerings to the Group. ONO Finance, PLC is owned 2% by Cableuropa, S.A.U.

The Group’s cable multiservice operators are obligors and guarantors under each of the indentures governing the Notes.  These guarantees are provided on a joint and several basis.

Since May 1999, ONO Finance, PLC has issued 5 different tranches of securities in the form of Senior Subordinated Notes (the “Notes”), which are listed on the Luxembourg stock exchange. In February 2003, part of these Notes were cancelled giving rise to an extraordinary income (see note 17).

Detail of outstanding Notes as of March 31, 2004 is a follows:

Issue Date	Number of Notes	Face value per Note	Annual Coupon	Maturity

May 6, 1999	92,098	1,000 USD	13%	May 1, 2009
May 6, 1999	45,628	1,000 EURO	13%	May 1, 2009
June 30, 2000	113,702	1,000 EURO	14%	July 15, 2010
February 9, 2001	83,514	1,000 USD	14%	February 15, 2011
February 9, 2001	112,053	1,000 EURO	14%	February 15, 2011

All coupons are payable semi-annually.

The Notes mature 10 years after each issue, but the issuer has the right, at its own discretion, to repay them in advance, subject to certain conditions, from the fifth anniversary of their issue.

Multi Borrower Credit Facilities (MBCF)

In connection with, and on the same date of, each of ONO Finance, PLC’s Notes issues, Cableuropa, S.A.U. and the Group’s other cable multiservice operators, as borrowers and guarantors and ONO Finance, PLC as lender, entered into multi borrower credit facilities agreements, to transfer the Notes proceeds to the guarantors, in return for the guarantors agreeing to reimburse ONO Finance, PLC with:

•                                           the total face value of the Notes at their maturity, being the issue value of the Notes plus a management and reimbursement fee (“MRF”), that matches the Notes discounts, to be paid at maturity, and

•                                           enough interest to cover coupon payments on the Notes plus a margin.

An analysis of the outstanding MBCF’s as at March 31, 2004, is a follows:

					Euro thousand (except percentages)
Maturity	Currency	Euro or USD thousand (as applicable)			Total debt(2)	Coupon(3)	Accrued interest expenses
		Principal	MRF(1)	Total debt

2009	USD	90,677	1,421	92,098	75,342	13.214%	4,081
2009	EURO	44,924	704	45,628	45,628	13.214%	2,473
2010	EURO	113,702	—	113,702	113,702	14.010%	3,318
2011	USD	71,992	11,522	83,514	68,321	16.252%	1,429
2011	EURO	96,594	15,459	112,053	112,053	16.252%	1,962
				415,046			13,263

(1)                                   Management and reimbursement fee.  Accounted for as deferred expenses and amortized on a straight-line basis over the MBCF duration.

(2)                                  Notes nominated in USD have been converted applying the official exchange rate published by the ECB on March 31, 2004 of euro 1.00 = USD 1.2224

(3)                                   Coupon payable on principal.

e)                                       State subsidies

Starting in 2001 and as part of each year’s Spanish Programme for the Promotion of Technology Innovation (PROFIT), Cableuropa, S.A.U. obtained subsidies from the Ministry of Science and Technology to finance the development of certain technology innovation projects. These subsidies are characterized as long term loans maturing in five equal annual installments starting on the third anniversary of the grant. These loans bear no interest and the obligations thereunder are supported by bank guarantees. These loans expire between 2004 and 2010. As of March 31, 2004 a total of euro 26.1 million have been granted of which euro 1.0 million is pending to be drawn and euro 0.7 million is repayable during this year.

10.                              ACCOUNTS PAYABLE

Accounts payable consist of the following:

	€ thousand
	March 31, 2004	December 31, 2003

Commercial suppliers	93,803	100,621
Taxes and social security	15,472	13,484
Fixed asset suppliers	91,360	90,265
Other short term creditors	6,757	16,602

	207,392	220,972

11.                              OTHER CURRENT LIABILITIES

	€ thousand
	March 31, 2004	December 31, 2003

Cross-currency swaps	37,551	37,507
Other	15,270	13,995

	52,821	51,502

Cross-currency swaps

In May 2000 and July 2002, the Group entered into different cross-currency swap agreements to hedge part of its USD Notes related debt.

The 2000 swap agreements were amended in 2003 after the cancellation of part of the Notes related debt described in note 17. These agreements (as amended) cover 50% of the principal of the originally issued 2009 USD Notes on April 29, 2004 (the first call date of the 2009 Notes).

The nature of these swap agreements is such that if there are significant increases in the value of the euro against the USD, the Group is required to advance margin calls to the counterparty banks. The amount advanced as of March 31, 2004 is euro 19.6 million included in the caption Short term investments, net (see note 2).

In June 2003, a euro call / USD put option was purchased with the strike at USD 1.1729 per euro 1.00 on April 29, 2004 (see note 2), which protects the Group from any appreciation of the euro against the USD above that rate.

In July 2002, the Group entered into a further swap agreement (“the 2002 swap agreement”) to hedge 50% of the coupon payments on the 2011 USD Notes related debt until the first call date thereunder of February 2006.

The total potential liability related to these derivative financial instruments (at the rate as of March 31, 2004) amounts to euro 37.6 million included in the caption Other current liabilities and euro 0.5 million included under Other long term liabilities. The maximum potential cash effect of these losses would be reduced by the amount already advanced to the swaps counterparties.

12.                              OTHER LONG TERM LIABILITIES

	€ thousand
	March 31, 2004	December 31, 2003

Deferred income	32,133	36,864
EVCs	25,462	25,462
Other	527	883

Other long term liabilities	58,122	63,209

Deferred income

Deferred income as of March 31, 2004 and December 31, 2003 mainly comprises the unrealized gains on exchange rate associated to the multiborrower credit facilities (see note 9).

Equity Value Certificates (EVCs)

Together with the issue of the 2009 Notes and the 2011 Notes, ONO Finance, PLC issued EVCs. These EVCs are guaranteed by Cableuropa, S.A.U.

The EVCs entitle their holders to receive cash in an amount equal to the market value of a number of shares of Cableuropa, S.A.U.  That number of shares can be diluted in relation to the percentage of Cableuropa, S.A.U’s total shares under certain circumstances.

An analysis of the outstanding EVCs, as of March 31, 2004 is as follows:

	Number of EVCs	Estimated liability in euro thousand	Maturity (*)

EVCs USD 2009	275,000	5,926	May 31, 2009
EVCs EURO 2009	125,000	2,859	May 31, 2009
EVCs USD 2011	200,000	9,779	February 15, 2011
EVCs EURO 2011	150,000	6,898	February 15, 2011
		25,462

(*) Certain circumstances such as an IPO of Cableuropa may trigger a payment event prior to their maturity.

At the time of each EVC issue and each EVC agreement, the Group accounted for a liability in an amount equal to the EVC proceeds received.  The value of the liability derives from the estimated market value of Cableuropa, S.A.U. shares, and accordingly the book amount of these liabilities may be subject to changes.

13.                              PROVISION FOR COMMITMENTS AND CONTINGENCIES

	€ thousand
	March 31, 2004	December 31, 2003

Provision for discontinued operations in Portugal	6,956	6,962
Other provisions for liabilities and charges	4,911	4,387

Total provision for commitments and contingencies	11,867	11,349

a)                                       Provision for discontinued operations in Portugal

As of December 31, 2002 the Group accounted for a provision to cover losses and contingencies derived from the decision of discontinuing operations in Portugal, amounting to euro 10.9 million. Out of this amount, in 2003 euro 4.0 million were applied to cover the dismantling costs, and euro nil during the first quarter of 2004.

b)                                      Other provisions for liabilities and charges

In 2003 the Group launched an Incentive plan aimed to attract and retain certain key employees and directors. The eligible employees have the right, subject to certain conditions, to receive an extraordinary cash bonus after three years since granted. The accrued provision as of March 31, 2004 and December 31, 2003, amounts to euro 2.6 million and euro 2.1 million, respectively.

14.                              SHAREHOLDER’S LOAN

On February 13, 2003, as a part of the process of the cancellation of the Notes (see note 17) Grupo Corporativo ONO, S.A. (the sole shareholder of the Group’s parent company) granted a loan to the Group amounting to euro 98.5 million. This loan, which ranks subordinate to the senior bank facility, but pari passu to the multi borrower credit facilities, bears annual interest of 7.5 % and matures on March 1, 2011 or on an earlier date if (i) all the obligations from financial contracts and multi-borrower credit facilities have been satisfied (see note 9) or (ii) a General Shareholder Meeting is announced to approve the capitalisation of this debt as capital.

15.                              PARTICIPATIVE LOANS

In 2002, Grupo Corporativo ONO, S.A. received euro 300 million from its shareholders as equity and contributed the same amount to Cableuropa, S.A.U. as participative loans. The participative loans will accrue a variable interest rate of 0.25% per annum on the volume of revenues of the Cableuropa Group earned once revenues have surpassed euro 747 million on a quarterly basis.

The interest will not be credited to Grupo Corporativo ONO, S.A. except where all amounts related to the senior bank facility and any other senior debt of the Cableuropa Group (including principal and interest), have been fully met. Interest added to the principal will be met by a one off payment on the expiry date of the loan (December 31, 2011).

16.                              SHAREHOLDERS’ EQUITY

The share capital in Cableuropa, S.A.U. as of March 31, 2004 is euro 484,662,719 and consist of 484,662,719 fully subscribed and paid ordinary bearer shares with a par value of euro 1 each.

The shares of Cableuropa, S.A.U. owned by its sole shareholder GCO are pledged to secure the Senior bank facility disclosed in note 9.

In February 2004, four of the Group companies have carried out the reduction and subsequent increase of the share capital approved in November 2003. The amounts of the capital increases subscribed by the relevant shareholders in February 2004 were as follows

	Euro thousand
		Capital increase
	Capital reduction	Compensation of credits	Paid	Pending payment	Total capital increase

Mediterránea Sur Sistemas de Cable, S.A.	(45,092)	44,025	244	731	45,000
Mediterránea Norte Sistemas de Cable, S.A.	(38,910)	44,024	244	732	45,000
Región de Murcia de Cable, S.A.	(40,790)	24,985	—	—	24,985
Valencia de Cable, S.A.	(56,051)	35,327	168	505	36,000

Following the transactions above, Cableuropa, S.A.U. became the sole shareholder of Región de Murcia de Cable, S.A.

17.                              EXTRAORDINARY GAIN

Cancellation of the Notes

During the year 2002, the sole shareholder of the Group, GCO, purchased high yield bonds issued by ONO Finance, PLC (the issuer) in the open market and through a tender offer.

The purpose of the tender offer and the open market purchases of Notes was to reduce the level of indebtedness of the Cableuropa Group in order to enhance its operating and financial flexibility and improve its position to meet its strategic objectives.

As part of the process of the cancellation of the Notes, the following transactions took place:

•                                In February 2003 GCO sold all of the Notes to the Cableuropa Group other than euro 30 million (face value) of 2011 Notes that it retained. The Cableuropa Group transferred the Notes to ONO Finance, PLC in exchange for a reduction in the amounts owed under the multi-borrower credit facilities.

•                                In February 2003, GCO granted a loan to Cableuropa, S.A.U. amounting to euro 98.5 million (see note 14).

•                                In February 2003 Cableuropa, S.A.U., signed all the necessary documentation with the syndicate of banks, allowing it to fund partially the acquisition of Notes from GCO by drawing euro 22.1 million from the senior bank facility, and by using funds of the “escrow account”, amounting to euro 25.3 million. A number of additional amendments were made to the senior bank facility as part of the approval process for the transaction.

•                                In addition, Cableuropa, S.A.U. and its subsidiaries agreed with ONO Finance, PLC the required amendments to the multi-borrower credit facilities to reflect the partial cancellation of the Notes of Cableuropa, S.A.U. and its subsidiaries with ONO Finance, PLC.

•                                The cancellation of the Notes and the amendment to the multi-borrower credit facilities generated an extraordinary gain which was included under the caption Net extraordinary income of the consolidated statements of profit and loss for the year 2003 for a net amount of euro 313.6 million.

18.                              SUBSEQUENT EVENTS

Tender offer and issue of new Notes

During April and May, 2004 ONO Finance, PLC (“ONO Finance”) accomplished the refinancing of part of its debt relating to the 2009 and 2011 Notes together with the issue of new Notes. The following transactions related to the issuance of Notes and the related debt took place:

•                  ONO Finance, PLC announced a tender offer to purchase part or all of the Notes due 2009 and 2011.  The final amounts of the 2009, 2010 and 2011 Notes finally tendered and redeemed and the outstanding number of Notes after the tender offer were as follows:

	Number of Notes repurchased	Number of outstanding Notes after tender

EUR Notes 13% due 2009	44,483	1,145
USD Notes 13% due 2009	75,095	17,003
USD Notes 14% due 2010	—	113,702
EUR Notes 14% due 2011	104,015	8,038
USD Notes 14% due 2011	24,594	58,920

•                  ONO Finance, PLC issued new Notes totalling euro 280 million euro (“the 2014 Notes”), of which euro 180 million are fixed rate notes, accruing interest at 10.5% per annum and euro 100 million are floating rate notes, accruing an interest equivalent to 3-month Euribor plus 8.5% per annum.

•                  ONO Finance PLC lent the gross proceeds of the 2014 Notes to the operating Group companies. These companies cancelled the multi borrower credit facilities in an amount proportional to the 2009 and 2011 Notes tendered and redeemed by ONO Finance PLC.

•                  Additionally, in May 2004, ONO Finance PLC announced the call for the remaining 2009 Notes, which will end on June 17, 2004.

Derivative financial instruments

On April 29, 2004 the outstanding portions of the 2000 swap agreement hedging the principal amount of the Group’s 2009 USD Notes and the euro call/USD put option have been settled at their expiry date. The cash outflow was euro 16.9 million, with no impact in the consolidated statement of profit and loss during the current year since it was provided for in the year 2003.

Capitalization of debt

As part of the Group’s current refinancing project  (including the tender offer and the debt securities offering announced by ONO Finance, PLC in April 2004), in May 2004 Cableuropa S.A.U.’s Board of Directors have proposed the capitalization of its shareholder’s loan and its participative loan, amounting to euro 98.5 million and euro 300 million respectively, into common stock of Cableuropa, S.A.U.

19.                              DIFFERENCES BETWEEN SPANISH GAAP AND US GAAP AND OTHER REQUIRED DISCLOSURES

The unaudited condensed consolidated financial statements of the Group are prepared in accordance with Spanish GAAP, which differs in certain material respects from US GAAP. A reconciliation of net loss and shareholders’ equity from Spanish GAAP to US GAAP is presented below. For a description of the main differences between Spanish and US GAAP see our annual report on Form 20-F for 2003 filed with the SEC on April 27, 2004.

I.                                        Reconciliation of shareholders’ equity and net (loss) / profit.

Reconciliation of shareholders’ equity:

	€ thousand
	At March 31, 2004	At December 31, 2003

Shareholders’ equity in accordance with Spanish GAAP	302,518	313,221
US GAAP adjustments:
Stock issuance costs, net	(4,056)	(2,966)
Foreign exchange deferred income	32,132	36,864
Valuation allowance on deferred tax assets	(156,329)	(154,678)
Research and development costs	(12)	(21)
Capitalization of interest	27,636	27,475
Depreciation of property and equipment	(19,920)	(21,325)
Goodwill	244,181	239,222
Derivative financial instruments	(4,414)	(5,114)
Provision for discontinued operations in Portugal	(170)	(269)
Accrued expenses	1,342	1,700
Revenue recognition	(1,321)	—
Net deferred tax effect of US GAAP adjustments	(4,319)	(5,004)
Minority interests related to US GAAP adjustments	(366)	(602)
Contributions due from shareholders	(1,255)	—

Shareholders’ equity in accordance with US GAAP	415,647	428,503

Statements of changes in Shareholders’ equity under US GAAP:

	€ thousand
	March 31, 2004	December 31, 2003

At the beginning of the period	428,503	315,728
Less: stock issuance cost	(1,503)	(4)
Other comprehensive income	—	(1,684)
Net (loss) / profit for the period	(11,353)	114,463
At the end of the period	415,647	428,503

Reconciliation of net (loss) / profit:

			€ thousand
			Three months ended
			March 31, 2004	March 31, 2003

Net (loss) / profit in accordance with Spanish GAAP			(10,703)	171,971
US GAAP adjustments:
Reversal of amortization of stock issuance costs			420	427
Foreign exchange deferred income			(4,732)	(12,277)
Valuation allowance on deferred tax assets			(1,651)	14,951
Amortization of research and development costs			9	9
Capitalization of interest			555	1,642
Amortization of capitalised interest			(394)	(343)
Depreciation of property and equipment			1,405	(434)
Amortization of goodwill			4,959	4,959
Derivative financial instruments			700	(7,214)
Provision for discontinued operations in Portugal			99	—
Accrued expenses			(358)	—
Revenue recognition	(a	)	(1,321)	—
Net deferred tax effect of US GAAP adjustments			685	2,603
Minority interests related to US GAAP adjustments			229	15
Contributions due from shareholders	(b	)	(1,255)	—

Net (loss) / profit in accordance with US GAAP			(11,353)	176,309

(a)          Revenue recognition

Under Spanish GAAP activation fees are recognized as revenue upon the service contract signature.  Under US GAAP, activation fees are deferred and recognized over the life of the customer relationship, which is eight years. Activation expenses are deferred to the extent of revenues.

(b) Contributions due from shareholders.

Under Spanish GAAP, contributions due from shareholders are presented as an asset in the balance sheet. Under USGAAP, contributions due from shareholders are deducted from shareholders’ equity.

The reconciliation of shareholders’ equity and net loss between Spanish and US GAAP includes the deferred tax effect on US GAAP adjustments. The tax effects of temporary differences, carry-forwards and US GAAP differences that give rise to deferred tax liabilities and assets under US GAAP as of March 31, 2004 and as of December 31, 2003 are as follows:

	€ thousand
Current and non-current	At March 31, 2004	At December 31, 2003

Deferred tax liabilities - provision on investments	(33,835)	(72,429)
Deferred tax credits - net operating losses carry-forward	278,860	317,454
Tax effects of US GAAP adjustments	(10,798)	(12,510)
Deferred taxes	234,227	232,515
Tax receivable from related parties	15,524	12,772
	249,751	245,287

Valuation allowance	(149,850)	(147,172)

Deferred taxes, net	99,901	98,115

A reconciliation of the computed tax at the Spanish statutory tax rate and the income taxes reorganised in accordance with Spanish GAAP for the three months ended March 31, 2004 and March 31, 2003 is as follows:

	€ thousand
	March 31, 2004	March 31, 2003
Computed tax at the Spanish statutory rate of 35%	(5,298)	92,416
Permanent differences	5,801	(1,838)
Differences due to consolidation adjustments	(3,255)	1,494
Corporate income tax	(2,752)	92,072

II.                                    Additional disclosures

a)                  Use of estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reporting amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from such estimates.

b)                 Disclosures of fair value of the financial instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and short-term debts approximate fair value due to the short maturity of these instruments. The carrying value of the non-current portion of restricted cash equals to fair value since its bears an explicit and variable interest rate. Equity Value Certificates are carried in the balance sheet at their fair value. Fair value of the Company’s equity shares at March 31, 2004 has been estimated using generally accepted valuation methods. The total market value of the debt related to the outstanding Notes issues, as of March 31, 2004 and December 31, 2003, was approximately euro 447 million and euro 426 million, respectively.

c)                  Comprehensive income

US GAAP requires entities to separately disclose all components of comprehensive income in the financial statements in the period in which they are recognised.

Comprehensive income under US GAAP for the three months ended March 31, 2004 and March 31, 2003 is as follows:

	€ thousand
	For the three months ended March 31, 2004	For the three months ended March 31, 2003

Net (loss) / profit under US GAAP	(11,353)	176,309
Other comprehensive income:
Transition adjustment for derivative financial instruments, net of tax credit of euro 681 thousand (March 2003)	—	1,263
Net comprehensive (loss) / profit under US GAAP	(11,353)	177,572

d)                 Classification differences

•                      Net extraordinary expenses. Under Spanish GAAP, the Group has classified certain income and expenses as extraordinary items. Under US GAAP, these items would be classified as a component of other operating and non-operating income (expense), as appropriate.

•                      Cash and cash equivalents. Under Spanish GAAP, cash and cash equivalents equals cash and banks accounts. Under US GAAP, the Group considers all highly liquid investments with a maturity of three months or less at acquisition, to be cash and cash equivalents. Cash and cash equivalents under US GAAP amounted to euro 1.0 million and euro 1.3 million, at March 31, 2004 and December 31, 2003, respectively.

•                      Prepayments for tangible assets.  Under Spanish GAAP, prepayments on account for the purchase or construction of tangible assets are classified as non-current assets.  Under US GAAP, prepaid expenses are classified as current assets until the underlying funds are utilised.

•                      Goodwill. Under Spanish GAAP, goodwill resulting from the vertical merger is presented under intangible assets. Under US GAAP it should be presented under the caption Goodwill on consolidation of the balance sheet.

e)                  Intangible assets

Following is disclosed additional required information according to FAS 142:

Intangible assets’ carrying amounts and accumulated amortization of definite lived intangible assets, in total and by major class as of March 31, 2004:

	Euro thousand
	Gross carrying amount	Accumulated amortization	Impairment of assets
Definite lived intangible assets
Franchise acquisition costs	12,136	(6,639)	—
Computer software	36,854	(27,895)	(1,737)
Finance leases	78	(73)	—
Other intangible assets	880	(748)	—
Total definite lived intangible assets	49,948	(35,355)	(1,737)

Indefinite lived intangible assets
Goodwill (Note 5)	128,508	(21,769)	—
Total indefinite lived intangible assets	128,508	(21,769)	—

Total intangible assets	178,456	(57,124)	(1,737)

Amortization expense for the period

€ thousand
For the three months ended March 31, 2004

Amortization of Goodwill (intangible assets)	1,611
Amortization of intangible assets (excluded goodwill)	1,421
Amortization of Goodwill on consolidation	3,348
Amortization of tangible assets	19,451
Amortization of start up cost	1,334
Total amortization	27,165

Estimated aggregate intangible asset and goodwill amortization expense for each of the five succeeding fiscal years

	€ thousand
	Intangible assets	Goodwill (1)
Estimated amortization expense

For the year ended December 31,2004	4,538	19,835
For the year ended December 31,2005	2,067	19,835
For the year ended December 31,2006	1,186	19,835
For the year ended December 31,2007	735	19,835
For the year ended December 31,2008	281	19,835

(1) Includes both goodwill on consolidation and on intangible asset.

Changes in the carrying amount of goodwill during the period:

	€ thousand
	Goodwill on consolidation	Goodwill in intangible assets
Balance as of January 1, 2004	226,543	108,350
Amortization	(3,348)	(1,611)
Balance as of March 31, 2004	223,195	106,739

f)                    Recent accounting pronouncements

SFAS 150.

In May 2003, the FASB issued SFAS No 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that certain obligations that could be settled by issuance of an entity’s equity but lack other characteristics of equity be reported as liabilities. Some provisions of this Statement are consistent with the FASB’s proposal to revise the definition of liabilities in FASB Concepts Statement No. 6, “Elements of Financial Statements”. SFAS No 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities, which are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The Group does not anticipate that the adoption of SFAS 150 will have a material impact on the consolidated financial statements.

g)                 Consolidated Statements of Cash flows (unaudited):

	€ thousand
	Three months ended
	March 31, 2004	March 31, 2003
Operating activities
Net (loss) / profit	(10,703)	171,971
Adjustments to reconcile net (loss) / profit to net cash used in operating activities
Depreciation and amortization*	27,415	28,985
Amortization of deferred expenses	2,430	2,828
Start-up costs	(1,506)	(284)
Deferred expenses	(142)	(2,106)
Exchange rate difference in long term debt	(114)	(92)
Commitments and contingencies	518	(1,693)
Tax charge / (credits)	(2,752)	92,072
Gain on Notes repurchase	—	(313,619)
(Loss) / profit attributed to minority interests	(1,682)	1
Other	(599)	4,260

Changes in operating assets and liabilities
Short term investments	4,030	16,457
Accounts receivable	106	19,220
Other current assets	7	(155)
Accounts payable	(6,969)	(28,198)
Accrued interest and other current liabilities	(11,070)	(19,468)
Net cash used in operating activities	(1,031)	(29,821)

Investing activities:
Purchases of property and equipment	(42,110)	(44,953)
Purchases of intangible assets	(1,241)	(1,586)
Proceeds from sale of fixed assets	580	1,894
Financial assets	(9)	—
Net cash used in investing activities	(42,780)	(44,645)

Financing activities
Cash contributions from shareholders	656	—
Drawdowns on Senior bank facility	30,000	100,000
Short term credit lines	12,846	12,326
Debt to related parties	—	98,464
States subsidies	—	11,077
Acquisition of notes	—	(143,815)
Net cash provided by financing activities	43,502	78,052

Increase (decrease) in cash and cash equivalents	(309)	3,586
Cash and cash equivalents at beginning of period	1,317	1,608
Cash and cash equivalents at end of period	1,008	5,194

* Includes amortization of goodwill

ITEM 2.  MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following information together with our unaudited consolidated financial statements and the related notes included in this report. This discussion may contain forward-looking statements, including those described in the “Forward-Looking Statements” section below, that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements and elsewhere in this report. Except as may be required by applicable law, we will not publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

We are a leading provider of integrated telephony, broadband Internet, and cable television services to residential and business customers in Spain. We commenced operations in 1998 and, since that time, have pursued a strategy of rapid penetration generating multiple revenue streams to grow our business. As of March 31, 2004, we had  604,032 residential customers and 14,087 primarily small and medium-sized business customers. During the three months ended March 31, 2004, we generated revenue of €104.9 million and operating profit of €13.7 million. During the three months ended December 31, 2003, we generated revenue of €101.1 million and operating profit of €6.6 million. During the three months ended March 31, 2003, we generated revenue of €79.5 million and operating loss of €8.8 million.

Our 862 megahertz hybrid fiber coaxial network provides a high speed, high capacity, two-way communications pathway with direct access to our customers. As of March 31, 2004, our local networks extended 7,292 route kilometers, passing over 2.1 million homes. Our current addressable market is 5.6 million homes and 0.7 million businesses, representing approximately 27% of the 20.8 million homes and 25% of the 2.8 million businesses in Spain. We believe our franchise areas, especially those in our Mediterranean cluster, are growing rapidly both in the number of homes constructed each year and in gross domestic product per capita. We are continuing to expand our network in areas with attractive revenue potential.

Factors Affecting Our Business

Our residential services accounted for 91.5% of our total revenues for the three months ended March 31, 2004. Business services accounted for the remaining 8.5% of our total revenues for the three months ended March 31, 2004.

The following table sets forth certain information with respect to our network and services and the percentage change from period to period for each of the periods indicated.

	Quarter ended			Percentage Change
	March 31, 2004	December 31, 2003	March 31, 2003	March 2004/ Dec. 2003	March 2004/ March 2003

Residential:
Homes passed	2,056,700	2,003,233	1,830,719	2.7	12.3
Homes released to marketing / homes passed	87%	87%	84%
Penetration	33.7%	33.3%	33.0%
Customers	604,032	581,345	510,693	3.9	18.3
ARPU (in euro)(1)	54.0	54.1	49.8	(0.2)	8.4
RGUs(2)	1,126,900	1,082,715	950,673
RGUs per customer	1.87	1.86	1.86
Churn(3)	12.7%	13.6%	13.6%
Revenue (in euro millions)	96.0	92.3	74.1	4.0	29.6

Business:
Customers	14,087	13,133	9,881	7.3	42.6
ARPU (in euro)(1)	210	229	183	(8.3)	14.8
Revenue (in euro millions)	8.9	8.8	5.4	1.1	64.8

(1)                                  ARPU is the monthly ARPU for the relevant quarter. For a definition of ARPU see our annual report on Form 20-F for 2003 filed with the SEC on April 27, 2004.

(2)                                  RGUs are revenue generating units where each customer is counted as a revenue generating unit for each service for which such customer subscribes. See our annual report on Form 20-F for 2003 filed with the SEC on April 27, 2004.

(3)                                  Churn is a measure of the number of customers who stop using our services. For a definition of churn, see our annual report on Form 20-F for 2003 filed with the SEC on April 27, 2004.

The following are the key factors affecting our business:

Customers.  Our residential customer base (which includes small office and home office customers) increased by 18.3% from March 31, 2003 to March 31, 2004, reaching 604,032 customers. This growth in residential customers reflects three factors: (i) increase in the number of homes passed, (ii) increase in the percentage of homes passed that have been released to marketing and (iii) the growth in the penetration of homes released to marketing. We have continued to build-out our network and increased the take-up of services in areas already built-out, which passed 2,056,700 homes as of March 31, 2004 compared to 1,830,719 homes as of March 31, 2003. In addition, the growth in customers reflects the improved efficiency with which we are able to release to marketing the homes passed, reaching 87% as of March 31, 2004 versus 84% as of March 31, 2003.  Penetration increased to 33.7% as of March 31, 2004, as compared with 33.0% as of March 31, 2003.

We continue to focus on improving our customer service and enhancing our service offerings to existing and new customers in an effort to manage our customer churn rate. Our annualised churn rate was 12.7% in the first quarter of 2004 as compared with 13.6% for the same period in 2003.

Our focus on marketing to small and medium sized enterprises has resulted in an increase in our business customer base to 14,087 customers as of March 31, 2004 from 9,881 as of March 31, 2003.

ARPU.  ARPU is a measure we use to evaluate how effectively we are realizing revenues from each of our customers. We have increased ARPU for residential services by 8.4% to €54.0 for the first quarter of 2004 from €49.8 for the first quarter of 2003. This increase is attributable primarily to increased prices for our services. In addition, ARPU for residential services has increased as the proportion of our total residential customers subscribing to higher value broadband Internet access and digital television services has increased. We believe that our ability to offer bundled services packages which include a combination of some or all three of our services is proving attractive to our existing customer base and increases our ARPU for residential services by facilitating the sale of multiple services to each customer. Residential customer ARPU decreased 0.2% in the first quarter of 2004 with regard to the previous quarter, mainly as a consequence of lower telephony usage which is traditionally higher during the Christmas season.

We have increased ARPU for business services by 14.8% to €210 for the first quarter of 2004, from €183 for the first quarter of 2003, reflecting the introduction of our bundled business services and increased subscription by our business customers for more sophisticated business products. Business services ARPU has decreased by 8.3% in the first quarter of 2004 as compared to the last quarter of the previous year due to the decrease in telephony usage.

RGUs.  As with ARPU, we use RGUs per customer as a measure of how effectively we are realizing potential revenues from each customer. We encourage our residential customers to subscribe to more than one service by offering a variety of packages, each of which includes a variable combination of telephony, Internet and cable television services at a price that is generally lower than the aggregate price of these services purchased on an individual basis from us or our competitors. We also offer our business customers packages that include a combination of voice and data services. As of March 31, 2004, 18.4% of our total residential customers received three services and 68% received either two or three services, what results in an RGUs per customer rate of 1.87 as of March  31, 2004 as compared with 1.86 RGUs per customer as of March 31, 2003. We believe that ARPU has grown despite the stability in RGUs per customer because of the current preference of our customers for bundled services packages including telephony and broadband Internet rather than telephony and cable television.

Results of Operations for the Three Months Ended March 2004 and 2003 and December 2003.

The following table sets forth certain summary financial and operating information and the percentage change from period to period for each of the periods indicated.

	Quarter ended			Percentage Change
	March, 31 2004	December, 31 2003	March, 31 2003	March 2004/ Dec 2003	March 2004/ March 2003
	(euro in millions)

Revenues	104.9	101.1	79.5	3.8	31.9
Operating expenses	(91.2)	(94.5)	(88.3)	(3.5)	3.3
Operating profit / (loss)	13.7	6.6	(8.8)	107.6	255.7
Amortization of goodwill	(3.3)	(3.3)	(3.3)	—	—
Net financial expense	(27.4)	(28.7)	(37.5)	(4.5)	(26.9)
Net extraordinary income/(expense)	1.9	(15.5)	313.7	n/a	n/a
(Loss) / profit before income tax and minority interests	(15.1)	(40.9)	264.0
Income tax credit/(charge)	2.8	18.5	(92.1)
(Loss) / profit before minority interests	(12.4)	(22.4)	172.0
Loss / (profit) attributed to minority interest	1.7	(0.0)	(0.0)
Net (loss) / profit for the three months	(10.7)	(22.4)	172.0

Revenues

Our revenues are derived from residential services (which are comprised of revenue from residential telephony, residential Internet and cable television services) and business services (which are comprised of voice and data services to business customers mainly in our franchise areas and intelligent network services).

Our revenues have increased during the periods under review. The following table sets forth our revenues derived from residential and business services, their proportion of total revenues and the percentage change from period to period for each of the periods indicated.

	Quarter ended			Percentage Change
	March, 31 2004	December, 31 2003	March, 31 2003	March 2004/ Dec. 2003	March 2004/ March 2003
	(euro in millions, except percentages)

Residential services	96.0	92.3	74.1	4.0	29.6
Proportion of total revenues	91.5%	91.3%	93.2%
Business services	8.9	8.8	5.4	1.1	64.8
Proportion of total revenues	8.5%	8.7%	6.8%
Total revenues	104.9	101.1	79.5	3.8	31.9

Revenues from business services have increased by 1.7 percentage points (“p.p.”) as a proportion of our total revenues from March 31, 2003 to March 31, 2004.  This reflects the continued build-out of our network and our focus on marketing to the small and medium sized enterprise market. Nevertheless, this ratio has decreased 0.2 p.p., as compared to the previous quarter, mainly due to the reduction in revenues from intelligent network services in the first quarter of 2004. However, we expect that the proportion of our total revenues derived from business services will continue to increase.

Residential Services

Revenues derived from our residential services increased during the periods under review. The principal factors behind the increase in our revenue have been the substantial increase in our residential customer base due to the continued build-out of our networks, the continued increase in penetration, increased prices for many existing services and the introduction of new higher value services. While telephony services continued to account for the largest portion of our revenues, the substantial increase in revenue from broadband Internet services and the launch of our digital television services have also had an impact on our revenues.

The following table sets forth revenues from each of our residential services and the proportion of total residential revenues generated by each service for each of the periods indicated.

	Quarter ended			Percentage Change
	March, 31 2004	December, 31 2003	March, 31 2003	March 2004/ Dec. 2003	March 2004/ March. 2003
	(euro in millions, except percentages)

Residential telephony	51.1	50.2	42.5	1.8	20.2
Proportion of total residential revenue	53.3%	54.4%	57.4%
Residential Internet	20.3	18.8	13.1	8.0	55.0
Proportion of total residential revenue	21.1%	20.4%	17.7%
Cable television	24.6	23.3	18.5	5.6	33.0
Proportion of total residential revenue	25.6%	25.2%	25.0%
Total residential revenue	96.0	92.3	74.1	4.0	29.6

 Residential Telephony.  Our residential telephony revenues are comprised of monthly fees for line rental, usage charges, initial connection charges and fees for other telecommunications services, including charges for additional value added services.

The following table sets forth certain information with respect to our residential telephony services and the percentage change from period to period for each of the periods indicated.

	Quarter ended			Percentage Change
	March, 31 2004	December, 31 2003	March, 31 2003	March 2004/ Dec. 2003	March 2004/ March 2003

Residential Telephony:
Customers	564,988	544,271	478,004	3.8	18.2
Penetration	31.5%	31.2%	30.9%	—	—
ARPU (in euro)	30.7	31.4	30.6	(2.2)	0.3
Revenue (in euro millions)	51.1	50.2	42.5	1.8	20.2

Revenue from residential telephony services increased by 20.2% in first quarter of 2004, as compared with the same period of the previous year. The increase in 2004 primarily reflects the increase in our total residential telephony customer base as we continued to build-out our networks, and the increase in penetration to 31.5% as of March 31, 2004, as compared with 30.9% as of March 31, 2003. ARPU during the first quarter of 2004 remained stable as compared with ARPU during the first quarter of 2003. The relative stability of ARPU during the period reflects increased monthly line charges offset by reduced call tariffs. Nevertheless, telephony ARPU decreased 2.2% in the first quarter of 2004, as compared with the last quarter of the previous year, because of the seasonal decrease in minutes of use after the Christmas season.

 Residential Internet.  Revenues from Internet services are derived mainly from fixed monthly fees and sales of cable modems.

The following table sets forth certain information with respect to our Internet services and the percentage change from period to period for each of the periods indicated.

	Quarter ended			Percentage Change
	March, 31 2004	December, 31 2003	March, 31 2003	March 2004/ Dec. 2003	March 2004/ March 2003

Residential Internet:
Customers
Narrowband	9,183	12,619	20,520	(27.2)	(55.2)
Broadband	206,939	186,447	138,915	11.0	49.0
Total	216,122	199,066	159,435	8.6	35.6
Penetration
Narrowband	0.5%	0.7%	1.3%	—	—
Broadband	11.5%	10.7%	9.0%	—	—
Total	12.0%	11.4%	10.3%	—	—
ARPU (in euro)
all Internet services	32.6	32.7	29.2	(0.3)	11.6
Narrowband	27.2	25.5	19.6	6.7	38.8
Broadband	32.8	33.3	30.6	(1.5)	7.2
Revenue (euro in millions)	20.3	18.8	13.1	8.0	55.0

The increase in revenues during the periods under review principally reflects the increase in our customer base, higher total Internet penetration and the increasing proportion of broadband Internet customers. Our total Internet penetration increased to 12.0% in first quarter of 2004 from 10.3% for the same period in 2003. As of March 31, 2004, approximately 95.8% of our total Internet customers subscribed to broadband Internet services as compared with approximately 87.1% as of March 31, 2003. We believe that broadband Internet services are an increasingly popular service for our customers and expect our penetration for this service to increase. ARPU for broadband Internet services during the first quarter of 2004 was €32.8, €2.2 higher than ARPU for the same quarter of the previous year. However, ARPU for broadband Internet services decrease €0.5 during the first quarter of 2004 as compared with the fourth quarter of 2003, showing the effect of the different promotions offered to our customers. While we continue to provide narrowband Internet service to our existing customers, we do not actively market this service to new customers. We are currently offering to migrate existing narrowband Internet customers to our broadband Internet service free of charge. Accordingly, we expect the number of our narrowband Internet customers to decrease and the proportion of customers using broadband Internet services to continue to increase in future periods.

 Cable Television.  Our cable television revenues are mainly derived from fixed fees, such as monthly subscription fees for basic and premium services, set top box rental charges and variable fees for pay-per-view services.

The following table sets forth certain information with respect to our cable television services and the percentage change from period to period for each of the periods indicated.

	Quarter ended			Percentage Change
	March, 31 2004	December, 31 2003	March, 31 2003	March 2004/ Dec. 2003	March 2004/ March 2003

Cable Television:
Customers
analog services	273,964	296,095	313,234	(7.5)	(12.5)
digital services	71,826	43,283	—	65.9
Total	345,790	339,378	313,234	1.9	10.4
Penetration
analog services	15.3%	17.0%	20.3%	—	—
digital services	4.0%	2.4%	—	—	—
Total	19.3%	19.4%	20.3%	—	—
ARPU (in euro)	23.9	23.1	20.2	3.5	18.3
Revenue (in euro millions)	24.6	23.3	18.5	5.6	33.0

The increase in revenues derived from cable television services during the three months ended March 31, 2004 is principally due to the increase in our cable television customer base, and to the increase in ARPU due to the increasing proportion of our customers subscribing to higher priced digital television services during the period and the growing use of pay-per-view television services by our digital television customers following our launch of near-video-on-demand services. Total penetration of cable television services declined to 19.3% as of March 31, 2004 as compared to 20.3% as of March 31, 2003.

Business Services

Revenues from business services are derived from fees paid by business customers, principally small and medium sized enterprises, for voice and data services, which we offer individually or as a package, and from telephony usage. Our focus on marketing to small and medium sized enterprises during the periods under review has resulted in an increase in our business customer base to 14,087 customers as of March 31, 2004  from 9,881 as of March 31, 2003.

	Quarter ended			Percentage Change
	March, 31 2004	December, 31 2003	March, 31 2003	March 2004/ Dec. 2003	March 2004/ March 2003

Business:
Customers	14,087	13,133	9,881	7.3	42.6
ARPU (in euro)	210	229	183	(8.3)	14.8
Revenue (in euro millions)	8.9	8.8	5.4	1.1	64.8

The increase in revenues from business services during the three months ended March 31, 2004 principally reflects the increase in our business services customer base as a result of the continued development of our networks and an increased focus on acquiring small and medium sized enterprise customers. The increase in customers also reflects the increasing take-up of our Oficina ONO bundled services by businesses in our franchise areas. Oficina ONO offers different combinations of telephony and broadband Internet services to our business customers. ARPU increased by 14.8% during the first quarter of 2004 as compared with the first quarter of 2003 reflecting the growth in the number of customers taking more sophisticated tailored products. Nevertheless, ARPU decreased by 8.3% during the first quarter of 2004 as compared with the last quarter of 2003 due to the decrease in telephony minutes of use following the seasonally higher fourth quarter.

Operating Expenses

Our operating expenses are comprised of cost of services; selling, general and administrative expenses; costs capitalized as property and equipment; and depreciation and amortization. The following table sets forth our operating expenses and the percentage change from period to period for each of the periods indicated.

	Quarter ended			Percentage Change
	March, 31 2004	December, 31 2003	March, 31 2003	March 2004/ Dec. 2003	March 2004/ March 2003
	(euro in millions)

Cost of services	31.0	28.7	24.6	8.0	26.0
Selling, general and administrative	40.4	42.4	41.7	(4.7)	(2.9)
Cost capitalized as property and equipment	(4.3)	(4.2)	(3.7)	2.4	16.2
Depreciation and amortization	24.1	27.6	25.7	(12.7)	(6.2)
Total Operating expenses	91.2	94.5	88.3	(3.5)	3.3

Our operating expenses increased by 3.3% during the three months ended March 31, 2004 to €91.2 million as compared with €88.3 million during the three months ended March 31, 2003 and decreased by 3.5% from €94.5 for the three months ended December, 2003. The reduced rate of growth of our operating expenses reflects our continued efforts to control operating expenses and reduce selling, general and administrative expenses and cost of services as a proportion of revenue.

 Cost of Services. Cost of services principally consists of interconnection and backbone network costs for telecommunications services, Internet connectivity costs, the cost of the cable modems we sell and programming fees for cable television programming services. Interconnection costs for telephony services are generated by calls made by our customers that terminate outside our network. Internet connectivity costs mainly consist of fees for the bandwidth used for our Internet transit outside of Spain. Cable television programming fees consist primarily of fees paid to commercial broadcasters to distribute their cable television content and fees paid to distribute movies and soccer on a pay-per-view basis. Cost of services increased steadily during the periods under review, which reflects the continued expansion of our business. However, our cost of services have decreased as a percentage of total revenues to 29.6% for the three months ended March 31, 2004 as compared to 30.9% for the three months ended March 31, 2003. These decreases reflect economies of scale which have reduced our costs of interconnecting our telephony services, the renegotiation of contracts for Internet transit and cable television programming and the increased proportion of higher margin products, such as broadband Internet services, within our portfolio of services offered.  These decreases have been partially offset by the consideration of national and intercity network costs as Cost of Services (previously included in Selling, General and Administrative Expenses) from the first quarter of 2004, which accounted for €3.2 million in the quarter.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist principally of expenses related to wages and salaries, and other operating expenses, including rental expenses, professional services, marketing and selling expenses, network operation and maintenance, information systems, administrative overhead and billing costs. Selling, general and administrative expenses declined from the first quarter of 2003 to the first quarter of 2004, and consequently declined more significantly as a percentage of total revenues. As a percentage of total revenues, selling general and administrative expenses were 38.6% in first quarter of 2004, as compared with 52.5% in first quarter of 2003. The continued reduction in selling general and administrative expenses as a percentage of revenues reflects economies of scale, renegotiation of contracts and our focus on cost management despite the continued expansion of our business during the periods under review.

Costs Capitalized as Property and Equipment.  We capitalize direct labour costs associated with the development and construction of our network. The increase in costs capitalized as property and equipment during the periods under review reflects the continued extension of our network build-out.

Depreciation and Amortization.  Depreciation and amortization expense is principally related to the depreciation of our network, customer premise equipment and installation costs incurred in connection with the addition of new subscribers, and to the amortization of intangible assets. During the three months ended March 31, 2004, depreciation and amortization expense decreased by €3.5 million, as compared to the previous quarter, due to changes in the estimated useful lives of various groups of network assets.

Operating Profit / Loss

We calculate operating profit/loss as revenue minus operating expenses. In the first quarter of 2004 we generated €13.7 million operating profit, a €22.5 million increase as compared to the €8.8 million operating loss incurred in the first quarter of 2003. This improvement reflects the increase in revenues which outweighed the increase in operating expenses during the periods under review.

Amortization of Goodwill

Between 1999 and 2001 most of the former shareholders in our subsidiaries exchanged their interest in the relevant subsidiary for ordinary shares of Cableuropa. Thereafter, our wholly owned operating subsidiaries were merged into Cableuropa, which acquired all of their assets and liabilities. We booked goodwill as a result of this reorganization.

We amortized €3.3 million of goodwill during the three months ended March 31, 2004, in line with the amortization of goodwill in the prior period.

Net Financial Expense

Net financial expense was €27.4 million in the first quarter of 2004, 26.9% less than the €37.5 million incurred for the first quarter of 2003, mainly due to the exchange rate losses in the first quarter of 2003 and the positive impact of the cancellation of part of our Notes related debt carried out in February 2003.

Net Extraordinary Income/(Expense)

No significant extraordinary items have been recorded in the first quarter of 2004. The extraordinary loss in the last quarter of 2003 was due to the write-off and provision for depreciation of tangible assets due to technological obsolescence. We recognized net extraordinary income of €313.7 million during the three months ended March 31, 2003. The principal component of this net extraordinary income was the capital gain that arose on the purchase and cancellation of approximately 503 million in principal amount of our Senior Notes related debt in February 2003 .

Income Tax

Since we commenced operations, we have incurred losses every year except for 2003. We recognize the related tax credits in our financial statements. In the quarter ended March 31, 2004, we generated net tax credits of €2.8 million. Under Spanish corporate income tax law, tax losses can generally be carried forward for up to 15 years from the date such losses where incurred. We do not anticipate paying any income taxes for the next several years, as we expect to generate further tax losses in the future, and our outstanding tax loss carry forwards can be used to offset any future taxable income.

Liquidity and Capital Resources

Our liquidity requirements arise primarily to meet our ongoing debt service obligations and to fund our planned network build-out, working capital requirements and expected operating losses until the time when we expect to achieve positive cashflow. We do not expect to achieve positive cashflow before the end of 2005. Our principal sources of funds are cashflow from operations, borrowings under our Senior Bank Facility and borrowings under other financing agreements. Subject to no material changes in our operations or in our operating environment, we believe that our sources of funding will be sufficient to fund our liquidity requirements.

We have commenced discussions with a number of banks with regard to the refinancing of our Senior Bank Facility in order to extend the maturity of this facility and delay the commencement of debt amortizations. We believe that if we are successful in refinancing our Senior Bank Facility on these terms we will be able to apply our available capital to the continued build-out of our network and the development of our business.

While we currently expect to complete the refinancing of our Senior Bank Facility by the end of 2004 or early 2005, there can be no assurance that we will be able to achieve a refinancing of the Senior Bank Facility on terms acceptable to us or at all.

Historical Cashflows

The following table sets forth our historical cashflows for each of the periods under review.

	Quarter ended
	31 March 2004	31 December 2003	31 March 2003
	(euro in millions)

Net cash provided / (used) by operating activities	(1.0)	52.1	(29.8)
Net cash used by investing activities	(42.8)	(65.5)	(44.6)
Net cash provided by financing activities	43.5	13.9	78.1

Net cash provided (used) by operating activities. In spite of the increase in our operating profit in the first quarter of 2004, our cash provided by operating activities decreased as compared to the previous quarter due to the cash used to reduce our working capital financing.

Net cash used by investing activities.  Cash outflows for investing activities declined during the three months ended March 31, 2004 as compared to the previous quarter as the capital expenditures returned to lower levels after the higher fourth quarter.

Net cash provided by financing activities.  Net cash provided by financing activities increased during the three months ended March 31, 2004 due to the effect of the working capital variations in the quarter, which overcame the reduction in the cash flow used by our investing activities.

Capital Expenditures

Our business is capital intensive. We incurred capital expenditures of €42.1 million, and €45.0 million, during the three months ended March 31, 2004 and March 31, 2003, respectively. This capital expenditures were funded primarily from drawings under our Senior Bank Facility.

Our capital expenditure is principally related to network build-out, set-top boxes and installations. A substantial portion of this capital expenditure relates to the discretionary extension of our network. In the short term, we believe we could defer a significant portion of these discretionary costs if liquidity were limited before significant network performance issues would arise. In the longer term, we would need to continue a certain level of investment to maintain the level of service and performance we seek to offer our customers.

Financing Arrangements

In addition to cash flow from our operating activities, our other sources of liquidity include short and long term debt facilities and cash on hand. As of March 31, 2004 our total indebtedness was approximately €1,113.1 million, of which €98.5 million was incurred under the Grupo Corporativo ONO, S.A. (“GCO”) Loan (see note 14 of Item 1). In addition, we had available but undrawn funds of approximately €218.8 million and cash on hand of approximately €1.0 million. We expect to incur additional indebtedness principally from drawings under the Senior Bank Facility to fund net losses (including, as necessary, interest on the Senior Bank Facility itself) and the build-out of our networks. The following table sets forth amounts available to us but un-drawn as at March 31, 2004:

Source of financing	Amount available
(euro in millions)

Senior Bank Facility	205.0
VAT discounting facility	0.2
Other short term credit facilities and Finance Leases	13.6
Total amount available	218.8

As of March 31, 2004 we had drawn €545.0 million out of the €750 million available under our Senior Bank Facility. Our outstanding financial debt as of March 31, 2004 and the maturity of that financial debt is summarized in the following table:

	Average interest rate during
Type of debt		Maturity
		2004	2005	2006	2007	2008	Subsequent years	Total debt
		(euro in millions)

Debt with credit entities
Senior Bank Facility(1)	5.23%	—	—	—	275.2	269.8	—	545.0
VAT discounting facility	3.34%	8.3	—	—	—	—	—	8.3
“La Caixa” loan	3.00%	1.1	—	—	—	—	—	1.1
Finance Leases	3.78%	0.0	—	—	—	—	—	0.0
Short term credit lines	3.17%	12.1	7.0	—	—	—	—	19.1
Total debt with credit entities		21.5	7.0	—	275.2	269.8	—	573.5
Other debt
Debt related to issues of Notes(2)		—	—	—	—	—	415.0	415.0
State subsidies		0.7	3.7	5.3	5.3	5.2	6.0	26.1
GCO Loan(3)		—	—	—	—	—	98.5	98.5
Total other debt		0.7	3.7	5.3	5.3	5.2	519.5	539.6
Total short and long term debt		22.2	10.7	5.3	280.5	275.0	519.5	1,113.1

(1)                                  Maturity of the Senior Bank Facility assumes that its € 655 million Facility D is completely drawn at its final availability date.

(2)                                  Debt related to issues of the Notes denominated in USD have been converted applying the exchange rate published by the ECB on March 31, 2004 of €1.00 = $1.2224.

(3)                                  GCO has confirmed that Cableuropa will convert the GCO Loan into common stock of Cableuropa in June 2004. See “Recent Developments”.

For additional information regarding the foregoing debt agreements see our annual report on Form 20-F for 2003 filed with the SEC on April 27, 2004.

Quantitative and Qualitative Disclosure about Market Risk

Market risk represents the risk of changes in the value of financial instruments, derivative or non-derivative, caused by fluctuations in foreign currency exchange rates and interest rates.

It is our treasury policy to monitor and manage exposure to variable interest rate risk and foreign currency exchange rate risk by managing the amount of our outstanding variable interest bearing debt and foreign currency liabilities. In order to reduce such interest rate risk and foreign currency exchange rate exposure, and as market conditions warrant, we and our affiliates may enter into currency or interest rate hedging transactions and may purchase or trade the Notes from time to time in privately negotiated or open market transactions using funds available to us.

Interest Rate Sensitivity

Borrowings under our Senior Bank Facility bear interest at a floating rate determined by reference to EURIBOR plus a margin, which currently ranges from 3.0% to 4.5% depending on the tranche. In addition, our other outstanding debt with credit entities usually bear interest at EURIBOR plus a margin. Accordingly, as at March 31, 2004 we had variable interest rate debt outstanding of €573.5 million and exposure to risk due to fluctuations of interest rates.

In addition, as part of our Refinancing Transactions, on May 17, 2004, ONO Finance, PLC issued €100 million floating rate notes, priced at three months EURIBOR plus a margin of 8.5% which were lent to us on substantially the same terms.  See “Recent Developments”. Historically, we have not entered into interest rate swap agreements to hedge our exposure to variable interest rate obligations.

Foreign Exchange Rate Sensitivity

2009 and 2011 USD Notes

The table below shows the annual payments of interest and principal on our outstanding foreign currency denominated debt.

	Expected maturity date					Thereafter	Total	Fair value (1)
	2004	2005	2006	2007	2008
	(USD in millions)							(euro in millions)

Interest payments on the 2009 USD Notes	(12.0)	(12.0)	(12.0)	(12.0)	(12.0)	(6.0)	(65.9)
Interest payments on the 2011 USD Notes	(5.8)	(11.7)	(11.7)	(11.7)	(11.7)	(29.2)	(81.8)
2009 USD Notes	—	—	—	—	—	(92.1)	(92.1)	(79.9)
2011 USD Notes	—	—	—	—	—	(83.5)	(83.5)	(74.6)

(1)                                  Fair value of the relevant Notes has been calculated applying the official exchange rate published by the ECB on March 31, 2004 of € 1.00 = U.S.$1.2224 to the market value of the principal on the relevant Notes as of March 31, 2004.

On May 17, 2004 and May 18, 2004 a significant part of the 2009 USD Notes and the 2011 USD Notes, respectively, were redeemed and cancelled as part of our Refinancing Transactions, thus reducing our exposure to foreign currency exchange rates.

Cross-currency Swap and Euro Call/Dollar Put option Agreements

The following table sets forth a calculation of the expected cash flows of our cross-currency swap agreements as of March 31, 2004 (at the exchange rate published by the ECB of dollar 1.2224 per euro 1.00):

	Expected maturity date
	2004	2005	2006	2007	2008	Thereafter	Total
	(euro in millions)

Payment of principal on the 2000 cross-currency swaps(1)	(21.7)	—	—	—	—	—	(21.7)
Payment of cross currency swap on interest payments on the 2011 USD Notes(2)	(3.2)	(3.2)	(1.6)	—	—	—	(8.0)
Collections on euro call/dollar put option(3)	4.7	—	—	—	—	—	4.7

(1)                                  Corresponds to the outstanding swap agreements dated May 18, 2000 with maturity in April 2004. As of March 31, 2004, the fair value of these swap agreements amounts to euro (22.5) million, considering the margin calls paid as explained below.

(2)                                  The fair value of this swap amounts to euro (6.3) million as of March 31, 2004.

(3)                                  As the foreign exchange rate as of March 31, 2004 was higher than the strike exchange rate of the option there are expected collections. The fair value of the euro call/dollar put option as of March 31, 2004 is euro 5.6 million.

Cross-currency Swap Agreement and Euro call / dollar put option related to the 2009 USD Notes

The 2000 cross-currency swaps were agreed in 2000 and amended in 2003. These agreements (as amended) covered our foreign exchange risk on the 50% of the principal of the originally issued 2009 USD Notes at a exchange rate of €1.00=$0.8920 to the first call date of the 2009 USD Notes on April 29, 2004. The euro call/dollar put option purchased in 2003, capped the risks related to the USD depreciation at a strike of €1.00=$1.1729.

On April 29, 2004 at their maturity, we settled our 2000 cross-currency swaps and our euro call/dollar put option, resulting in a net payment of €16.9 million.

 Cross-currency Swap Agreement on the 2011 USD Notes

On July 3, 2002, we reached an agreement to hedge 50% of the foreign exchange exposure on interest payments on the original issue amount of the 2011 USD Notes, from February 13, 2003 to February 13, 2006. Under this agreement, the counterparty agreed to pay us interest at an annual rate of 14% on $100 million and we agreed to pay interest at an annual rate of 14.365% on €102.2 million on the same dates.

Recent developments

During April and May, 2004 ONO Finance, PLC (“ONO Finance”) accomplished the refinancing of part of its debt relating to the 2009 and 2011 Notes together with the issue of new Notes.  The issue of the new Notes is part of a series of transactions (collectively referred to as the “Refinancing Transactions”). The Refinancing Transactions consisted of:

•                                          The offering of €180 million Fixed Rate Notes accruing interest at a 10.5% per annum (the “2014 Fixed Rate Notes”) and €100 million of Floating Rate Notes accruing interest at EURIBOR plus 8.5% per annum (the “2014 Floating Rate Notes” and together with the 2014 Fixed Rate Notes, the “2014 Notes”);

•                                          ONO Finance’s all cash tender offer (the “Tender Offer”) for (i) the dollar and euro denominated 13% Senior Notes due 2009 (the “2009 Notes”) and (ii) the dollar and euro denominated 14% Senior Notes due 2011 (the “2011 Notes”) issued by ONO Finance; and

•                                          To the extent less than all the 2009 Notes were tendered in the Tender Offer, the purchase of all outstanding 2009 Notes on the open market or otherwise.  The indenture governing the 2009 Notes provides that they may be redeemed at any time on or after May 1, 2004 at a price of 1,065.00 per $1,000 or €1,000 principal amount, as the case may be.

ONO Finance announced the Tender Offer on April 16, 2004.  Under the terms of the Tender Offer, ONO Finance purchased 2009 Notes and 2011 Notes at an initial purchase price per $1,000 or €1,000 principal amount, as the case may be, of: (i) 1,068.75 for the 2009 Notes, and (ii) 1,160.00 for the 2011 Notes.  The Tender Offer was conditional upon the completion of the issue of the 2014 Notes and certain other conditions.

The final amount of 2009 and 2011 Notes finally tendered and redeemed was (i) 75,095 2009 USD Notes (81.5% of the outstanding 92,098 2009 USD Notes), (ii) 44,483 2009 EUR Notes (97.5% of the outstanding 45,628 2009 EUR Notes), (iii) 24,594

2011 USD Notes (29.4% of the outstanding 83,514 2011 USD Notes) and (iv) 104,015 2011 EUR Notes (92.8% of the outstanding 112,053 2011 EUR Notes).

The outstanding issue after the refinancing transaction and prior to the execution of the optional redemption of the 2009 Notes is the following:

•                                          17,003 USD Notes 13% due 2009 of USD 1,000 par value each;

•                                          1,145 EUR Notes 13% due 2009 of EUR 1,000 par value each;

•                                          113,702 EUR Notes 14% due 2010 of EUR 1,000 par value each;

•                                          58,920 USD Notes 14% due 2011 of USD 1,000 par value each;

•                                          8,038 EUR Notes 14% due 2011 of EUR 1,000 par value each;

•                                          180,000 Fixed Rate Notes 10,5% due 2014 of EUR 1,000 par value each; and

•                                          100,000 Floating Rate Notes due 2014 of EUR 1,000 par value each.

Together with this transaction, ONO Finance lent the gross proceeds of the 2014 Notes, on substantially equal terms to those governing the 2014 Notes, under the Note Proceeds Loans to Cableuropa and the Valencia de Cable, S.A. (“Valencia”), Mediterránea Norte Sistemas de Cable, S.A. (“Valencia North”), Mediterránea Sur Sistemas de Cable, S.A. (“Valencia South”) and Región de Murcia de Cable, S.A. (“Murcia”) and cancelled the multi-borrower credit facilities (the “Multi-Borrower Credit Facilities”) in an amount proportional to the 2009 and 2011 Notes tendered and redeemed by ONO Finance.  This transaction was completed on May 17 and 18, 2004.

Additionally, on May 18, 2004 ONO Finance announced the mandatory call for the remaining outstanding 2009 Notes, which will end on June 17, 2004.

In addition, GCO has confirmed that within one month following completion of the Refinancing Transactions, Cableuropa will take all necessary actions and make all necessary submissions, including submissions to the Mercantile Registry, to convert the GCO Loan as well as €300 million aggregate principal amount of participative loans (subordinated loans from GCO to Cableuropa that do not currently bear interest) into common stock of Cableuropa.

Effect of Inflation

We do not currently believe that our business will be affected by inflation to a significantly different extent than the general economy. However, we cannot assure you that inflation will not have a material adverse effect on our business in the future.

New Accounting Standards

No new Spanish GAAP standards have been issued that significantly affect our financial statements.

Forward-Looking Statements

This report contains forward-looking statements. These forward-looking statements include all matters that are not historical facts,  regarding future events or prospects. Statements containing the words “believe,” “expect,” “intend,” “anticipate,” “will,” “positioned,” “project,” “risk,” “plan,” “may,” “estimate” or, in each case, their negative and words of similar meaning are forward-looking statements.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this report. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause our actual results of operations, financial condition or cash flows to differ from our current expectations include, but are not limited to:

•                                          our continued and substantial net losses;

•                                          our ability to generate sufficient cash flow to fulfill our debt obligations;

•                                          our substantial leverage and ability to service our debts;

•                                          changes in the accounting standards under which we prepare our financial statements;

•                                          our failure to ensure sufficient access to premium programming;

•                                          difficulties we may encounter in integrating future acquisition targets and the extent to which it is necessary to devote significant management time and capital resources to any acquired business;

•                                          our reliance on others to provide us with mission critical hardware and software;

•                                          our ability to avoid unanticipated network downtime;

•                                          our failure to maintain and upgrade our network;

•                                          our failure to retain our key employees;

•                                          competition from other companies in our industry and our ability to retain or increase our market share;

•                                          the anticipated growth of the telecommunications, Internet access and cable television industries in Spain;

•                                          the effect of changes in the regulatory environment on the telecommunications and cable television industries in Spain;

•                                          restrictions and limitations on our activities contained in the agreements governing our debt;

•                                          our ability to access the financial markets in order to refinance our debt; and

•                                          general economic conditions and business condition in the markets served by us.

Consequently, our current business plan, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us. These forward-looking statements are uncertain and we cannot assure you that any such statements will prove to be correct. Actual results and developments may be materially different from those expressed or implied by such statements. We urge you to read our annual report for 2003 on Form 20-F, filed with the SEC on April 27, 2004.

We currently file periodic reports with the SEC that are publicly available. In addition, we are currently subject to the ongoing reporting requirements of the Luxembourg Stock Exchange.

Apart from any requirements pursuant to the laws and regulations discussed above, we have no obligation to, and do not intend to, update publicly or revise any forward-looking statements in this report, whether as a result of new information, future events or otherwise. You are cautioned not to rely unduly on forward-looking statements when evaluating the information presented in this report.

PART II - OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

There have been no material changes with respect to this item since the filing of our annual report on Form 20-F for the year ended December 31, 2003 filed with the SEC on April 27, 2004.

ITEM 2.                                                 CHANGES IN SECURITIES AND USE OF PROCEEDS

None.

ITEM 3.                                                 DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.                                                 SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

None.

ITEM 5.                                                 OTHER INFORMATION

 None.

ITEM 6.                                                 EXHIBITS AND REPORTS ON FORM 8-K

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CABLEUROPA S.A.U.

Date: June 2, 2004

	By:	/s/ Richard Alden
Richard Alden
Chief Executive Officer